UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated August 6, 2014: Dynagas LNG Partners L.P. Reports Results For The Three And Six Months Ended June 30, 2014

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS L.P. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

ATHENS, Greece – August 6, 2014 - Dynagas LNG Partners LP (NasdaqGS: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced results (unaudited) for the three and six months ended June 30, 2014.

Three and Six months ended June 30, 2014 Highlights:

•

Net income for the three and six months ended June 30, 2014 was $10.2 million and $21.2 million, respectively.  Included in the three and six month periods ended June 30, 2014 was a $0.9 million non-recurring non-cash time charter amortization expense. Excluding the above item the Partnership would have reported net income for the three and six months ended June 30, 2014 of $11.1 million and $22.1 million, respectively;

•

Distributable Cash Flow* during the three and six month periods ended June 30, 2014 was $12.6 million and $24.9 million, respectively; up by 11.8% and 11.9% respectively, period over period;

•

Adjusted EBITDA* for the three and six month periods ended June 30, 2014 was $16.7 million and $33.0 million respectively;

* Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On July 22, 2014, the Partnership announced that its Board of Directors declared a quarterly cash distribution for the second quarter of 2014 of $0.365 per unit. The cash distribution is scheduled to be paid on or about August   12, 2014, to all unitholders of record as of August 5, 2014. As of August 6, 2014, the Partnership had 35,525,526 common, subordinated and general partner units issued and outstanding.

On July 31, 2014 the Partnership’s Board of Directors approved the management’s recommendation for an increase in our quarterly cash distribution of $0.025 per unit (an annualized increase of $0.10 per unit to $1.56 per unit), effective for our distribution with respect to the quarter ending September 30, 2014.  This represents an increase in our cash distributions on an annualized basis of 6.8% since our IPO in November, 2013.

Completion of the acquisition of the LNG carrier Arctic Aurora: On June 23, 2014, the Partnership completed its previously announced acquisition of 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built 155,000 cbm ice class LNG carrier, for an aggregate purchase price of $235 million. The acquisition was funded with the net proceeds of a common units public offering discussed below and a portion of the borrowings under a new $340 million senior secured revolving credit facility dated June 19, 2014, the remaining borrowings of which were used to refinance our $214.1 million senior secured credit facility. As of August 6, 2014, following the acquisition of the Arctic Aurora, the Partnership’s fleet consisted of four LNG carriers with an average age of 5.5 years and an aggregate carrying capacity of 604,100 cubic meters.

Follow on common units public offering (the “follow on offering”): On June 18, 2014, the Partnership closed an underwritten public offering of 5,520,000 common units at $22.79 per unit, including the full exercise by the underwriters of their option to purchase up to 720,000 additional common units. In connection with the follow on offering, the Partnership raised $120.6 million, after deducting the underwriting discount of approximately $4.7 million and offering expenses up to June 30, 2014 of approximately $0.5 million. The net proceeds from the follow on offering financed the acquisition of the Arctic Aurora discussed above.

Financial Results Overview:

For the results and the selected financial data presented herein, the Partnership has compiled consolidated statements of income for the six month periods ended June 30, 2014 and 2013, which were derived from the unaudited condensed consolidated financial statements for the periods presented.

	Three month periods Ended		Six Month Periods Ended
( In thousands of U.S. dollars, except per unit data)	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)
Adjusted EBITDA(1)	$16,685	$17,171	$33,006	$34,052
Net Income	$10,218	$11,521	$21,247	$22,728
Operating Income	$12,269	$13,769	$25,092	$27,268
Distributable Cash Flow(1)	$12,617	$11,283	$24,885	$22,246

(1) Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three months ended June 30, 2014 and 2013 Financial Results

The Partnership reported net income attributable to unitholders of $10.2 million for the three months ended June 30, 2014, as compared to $11.5 million in the corresponding period of 2013, representing a decrease of $1.3 million or 11.3%. Operating income for the three month period ended June 30, 2014 was $12.3 million, compared to $13.8 million in the corresponding period of 2013, representing a decrease of $1.5 million or 10.9%.

Adjusted EBITDA for the three months ended June 30, 2014 was $16.7 million compared to $17.2 million for the corresponding period of 2013, representing a decrease of $0.5 million or 2.8%.

The Partnership's Distributable Cash Flow for the three-month period ended June 30, 2014 was $12.6 million. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues decreased to $20.9 million for the three-month period ended June 30, 2014, as compared to $21.3 million for the same period in 2013 mainly due to an approximate $0.6 million increase in voyage revenues attributable to the addition in the Partnership’s fleet of the LNG carrier Arctic Aurora on June 23, 2014 which was offset by non-recurring non-cash expenses of $0.9 million, related to time charter accelerated amortization.

Vessel operating expenses increased by 14.3% to $3.5 million in the three-month period ended June 30, 2014 compared to $3.0 million for the same period in 2013, mainly due to increased crew costs for the three months ended June 30,2014 and the partial operation of the newly acquired Arctic Aurora in the second quarter of 2014.

Daily operating expenses equaled $12,317 per LNG carrier during the three months ended June 30, 2014 from $11,095 per LNG carrier in the corresponding period of 2013. No special survey and dry-dock repairs were incurred on any of our LNG carriers in the periods under discussion.

The Partnership’s operating results were also impacted by increased general and administrative costs of approximately $0.4 million, mainly due to additional fees and expenses as a result of being a public company since November 2013.

The overall financial performance of the Partnership in the periods discussed reflected the decrease in the levels of weighted outstanding indebtedness in the three months ended June 30, 2014 as compared to the corresponding period of 2013 that caused an approximate $0.2 million decrease in the Partnership’s interest and finance costs.

The Partnership reported average daily hire gross of commissions earned by its LNG carriers of approximately $77,200 per day per vessel in the three months ended June 30, 2014, compared to approximately $77,700 in the same period of 2013. During both three month periods ended June 30, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Six Months ended June 30, 2014 and 2013 Financial Results

The Partnership reported net income attributable to unitholders of $21.2 million for the six months ended June 30, 2014, as compared to $22.7 million in the corresponding period of 2013, representing a decrease of $1.5 million or 6.5%. Operating income for the six months ended June 30, 2014 was $25.1 million, compared to $27.3 million in the corresponding period of 2013, representing a decrease of $2.2 million or 8.0%.

Adjusted EBITDA for the six month period ended June 30, 2014 was $33.0 million compared to $34.1 million for the comparative period of 2013, representing a decrease of $1.0 million or 3.1%.

The Partnership's Distributable Cash Flow for the six months ended June 30, 2014 was $24.9 million. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

During the six month period ended June 30, 2014, the Partnership incurred, as discussed above, non-recurring non-cash charges amounting to $0.9 million related to accelerated time charter amortization, which was partly counterbalanced by the $0.6 million voyage revenues generated by the Arctic Aurora that was added to the Partnership’s fleet on June 23, 2014. In addition, during the six months ended June 30, 2014, the Partnership incurred $1.0 million of general and administrative costs versus approximately nil in the corresponding period of 2013. The Arctic Aurora addition in the Partnership’s fleet further had an approximate $0.3 million impact on our operating performance, related to recurring operational costs (i.e operating expenses, depreciation and management fees).

Voyage revenues decreased to $41.9 million for the six-month period ended June 30, 2014, as compared to $42.4 million for the same period in 2013.

Vessel operating expenses increased by 5.7% to $6.6 million in the six-month period ended June 30, 2014 compared to $6.2 million for the same period in 2013, mainly due to increased crew costs and the partial operation of the newly acquired Arctic Aurora in the second quarter of 2014, discussed above.

Daily operating expenses equaled $11,951 per LNG carrier during the six months ended June 30, 2014 from $11,477 per LNG carrier in the corresponding period of 2013. No special survey and dry-dock repairs were incurred on any of our LNG carriers in the periods under discussion.

During the six months ended June 30, 2014, the Partnership’s results were similarly positively affected by lower levels of weighted outstanding indebtedness that reduced the Partnership’s interest and finance costs by approximately $0.6 million.

The Partnership reported average daily hire gross of commissions earned by its LNG carriers of approximately $77,500 per day per vessel in the six months ended June 30 2014, versus approximately $77,700 in the same period of 2013. During both six month periods ended June 30, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of June 30, 2014, the Partnership reported cash of $43.6 million (including minimum cash liquidity requirements imposed by our lenders). Total indebtedness as of June 30, 2014 was $335.0 million. The weighted average margin over LIBOR accruing on the Partnership’s outstanding bank debt during the six months ended June 30, 2014 was approximately 3.1%.

During the six months ended June 30, 2014, the Partnership generated net cash from operating activities of $33.2 million, compared to $17.7 million in the same period in 2013, which is mainly the effect of operating assets and liabilities and deferred revenue variations between compared periods.

As of June 30, 2014, the Partnership had total available liquidity of $73.6 million (comprised of $43.6 million in cash, including minimum cash liquidity requirements imposed by our lenders, and $30.0 million of borrowing capacity under its Sponsor facility).

Time charter coverage

As of August 6, 2014, the Partnership had contracted employment for 100% of its total fleet calendar days through 2016 and 75% of its fleet calendar days for 2017. Time charter coverage in regards to total fleet calendar days is calculated on the basis of the earliest estimated redelivery dates.

The contracted revenue backlog for the Partnership as of August 6, 2014 was approximately $625.3 million with average remaining contract duration of 6.0 years(1).

(1) We calculate our contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

Conference Call and Webcast: August 6, 2014

As announced, the Partnership’s  management team will host a conference call on Wednesday, August 6, 2014 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas".

A telephonic replay of the conference call will be available until August 13, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the second quarter and six months ended June 30, 2014, will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of four LNG carriers, with an aggregate carrying capacity of approximately 604,100 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
REVENUES
Voyage revenues	$20,863	$21,276	$41,872	$42,444
EXPENSES
Voyage expenses	(189)	(164)	(364)	(340)
Voyage expenses-related party	(275)	(248)	(539)	(492)
Vessel operating expenses	(3,461)	(3,029)	(6,585)	(6,232)
General and administrative expenses	(441)	2	(1,021)	(21)
Management fees related party	(724)	(683)	(1,419)	(1,358)
Depreciation	(3,504)	(3,385)	(6,852)	(6,733)
Operating income	12,269	13,769	25,092	27,268
Interest and finance costs	(2,055)	(2,265)	(3,999)	(4,591)
Other, net	4	17	154	51

Net Income	$10,218	$11,521	$21,247	$22,728
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.37	$0.53	$0.74	$1.04
Subordinated unit (basic and diluted)	$0.29	$0.53	$0.65	$1.04
General Partner unit (basic and diluted)	$0.33	$0.53	$0.70	$1.04
Weighted average number of units outstanding, basic and diluted (1):
Common units	15,773,571	6,735,000	15,381,464	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	30,789	30,000	30,397	30,000

(1) On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units for the period ended June 30, 2013.

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	June 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,623	$5,677
Due from related party	489	1,456
Other current assets	1,249	473
Total current assets	21,361	7,606

FIXED ASSETS, NET:
Vessels, net	655,885	453,175
Total fixed assets, net	655,885	453,175
OTHER NON CURRENT ASSETS:
Restricted cash	24,000	22,000
Due from related party	900	675
Deferred revenue and other deferred charges	3,745	5,279
Total assets	$705,891	$488,735

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$20,000	$—
Trade payables	2,529	3,743
Loan from related party	—	5,500
Due to related party	710	—
Accrued liabilities and other payables	920	1,041
Unearned revenue	7,053	4,619
Total current liabilities	31,212	14,903
Deferred revenue	1,741	2,048
Long-Term Debt, net of current portion	315,000	214,085
Total non-current liabilities	316,741	216,133

PARTNERS’ EQUITY:
General partner: 35,526 units issued and outstanding as at June 30, 2014 and 30,000 units issued and outstanding as of December 31, 2013	223	150
Common unitholders: 20,505,000 units issued and outstanding as at June 30, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013	305,863	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at June 30, 2014 and December 31, 2013	51,852	74,580
Total partners’ equity	357,938	257,699

Total liabilities and partners’ equity	$705,891	$488,735

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2014	2013
Cash flows from Operating Activities:
Net income:	$21,247	$22,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,852	6,733
Amortization of deferred financing fees	236	268
Deferred revenue	1,378	(2,873)
Changes in operating assets and liabilities:
Trade receivables	(65)	(56)
Prepayments and other assets	(71)	(242)
Inventories	(227)	—
Due from/ to related party	1,478	(2,328)
Trade payables	3	(1,998)
Accrued liabilities and other payables	(107)	(435)
Unearned revenue	2,434	(4,069)

Net cash provided by Operating Activities	33,158	17,728

Cash flows used in Investing Activities
Vessel Acquisitions	(209,562)	—
Net cash used in Investing Activities	(209,562)	—

Cash flows from/ (used in) Financing Activities:
Decrease/(increase) in restricted cash	(2,000)	3,942
Payment of IPO issuance costs	(1,740)	—
Issuance of common units , net of issuance costs	121,045	—
Issuance of general partner units	126	—
Preferential deemed dividend	(25,508)	—
Distributions paid	(16,188)	—
Proceeds from long-term debt	340,000	—
Repayment of long-term debt	(219,085)	—
Repayment of loan to related party	(5,500)	(21,670)
Payment of finance fees	(800)
Net cash provided by/(used in) Financing Activities	190,350	(17,728)

Net increase in cash and cash equivalents	13,946	—
Cash and cash equivalents at beginning of the period	5,677	—
Cash and cash equivalents at end of the period	$19,623	$—

APPENDIX B

Fleet Statistics	Three Months Ended June 30,		Six Months Ended June 30,
(expressed in United states dollars except for operating data)	2014	2013	2014	2013

Number of vessels at the end of period	4	3	4	3
Average number of vessels in the period (1)	3.1	3.0	3.0	3.0
Calendar Days (2)	281	273	551	543
Available Days (3)	280.5	273.0	550.5	543.0
Revenue earning days (5)	280.5	273.0	550.5	543.0
Time Charter Equivalent (4)	$72,724	$76,425	$74,421	$76,634
Fleet Utilization (5)	100%	100%	100%	100%
Vessel daily operating expenses (6)	$12,317	$11,095	$11,951	$11,477

(1)  Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)   Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(3)  Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the quarters ended and six month periods ended June 30, 2014 and 2013 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Voyage revenues	$20,863	$21,276	$41,872	$42,444
Voyage Expenses (7)	(464)	(412)	(903)	(832)
Time Charter equivalent revenues	$20,399	$20,864	$40,969	$41,612
Available Days (3)	280.5	273.0	550.5	543.0
Time charter equivalent (TCE) rate	$72,724	$76,425	$74,421	$76,634

(5)  We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$10,218	$11,521	$21,247	$22,728

Net interest and finance costs (1)	2,055	2,265	3,999	4,591
Depreciation	3,504	3,385	6,852	6,733
Non- recurring expense from accelerated time charter amortization	908	—	908	—
Adjusted EBITDA	$16,685	$17,171	$33,006	$34,052

(1)Includes interest and finance costs and interest income, if any

Distributable Cash Flow

Distributable Cash Flow with respect to any quarter means Adjusted EBITDA after considering period interest and finance costs, non-cash revenue amortization adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Our calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable Cash Flow to net income, the most directly comparable GAAP measure.

	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Net Income	$10,218	$21,247
Depreciation	3,504	6,852
Amortization of deferred finance fees	118	236
Interest and finance costs, excluding amortization	1,937	3,763
Non-recurring expense from accelerated time charter amortization	908	908
Adjusted EBITDA	16,685	33,006
Interest and finance costs, excluding amortization	(1,937)	(3,763)
Deferred revenue adjustments, excluding non-recurring amortization	309	470
Maintenance capital expenditure reserves	(529)	(1,043)
Replacement capital expenditure reserves	(1,911)	(3,785)
Distributable Cash Flow	$12,617	$24,885